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                                                                    EXHIBIT 99.5

                                                           [English Translation]

                                                                    June 2, 2003

                              HANARO TELECOM, INC.

                   LEASE OF REAL ESTATE TO AFFILIATED COMPANY

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
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1. Name (Name of Lessee)                                                 Dreamline Co., Ltd.
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   - Relation with Our Company                                            Affiliated company
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2. Details of Lease
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   a. Date of Lease                                                          June 2, 2003
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   b. Real Estate subject of Lease                                              Building
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   c. Location                                              ( )  3-1,2,7 Dongsun-dong 2-ga, Sungbuk-ku,
                                                                                 Seoul
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   d. Specifics of Lease             Period of Lease                 June 1, 2003 - May 31, 2004
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                                     Deposit (KRW)                                               44,000,000
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                                     Rent (KRW)                                                   4,390,000
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3. Purpose of Lease                                         To lease to Dreamline for its use as offices.
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4. Date of Decision (Resolution
   Date of Board of Directors)                                              June 2, 2003
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   - Presence of Outside Director(s)                                               -
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   - Presence of Auditor(s)                                                        -
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5. Applicability of Fair Trade Act                                                 -
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                                                             - If, by a separate contract, the Company
                                                               agrees to remove the monthly rent payment
                                                               structure, the deposit will be KRW439
                                                               million without monthly rent.
                                                             - The date of decision is the date of the
6. Others                                                      signing of the lease contract.
                                                             - The lease contract is automatically
                                                               renewable for another year unless there is
                                                               a notice of termination of the contract
                                                               given 3 months in advance.
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